SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2021

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paollera 261
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the payment notice related to the Company’s Series XXVII fixed Rate Notes in a principal amount of USD 5,746,525, due 2021.

The Company informs that on July 30, 2021, will start the payment of the sixth installment of interests and capital installment related to the Series XXVII Notes issued on January 30, 2020.

Payment Agent:	Caja de Valores S.A.
Date of effective payment:	July 30, 2021
Number of service to be paid:	Sixth installment of interests / Capital installment
Period comprised by the payment:	April 30, 2021 / July 30, 2021
Concept of payment:	Interests (100%)
Payment Currency:	ARS at applicable exchange rate
Outstanding Capital:	USD 5,746,525
Annual Nominal Interest Rate:	7.45%
Interest being paid	USD 106,735.8.0
Capital being paid	USD 5,746,525

Interests will be paid to the noteholders at whose name the Notes were registered on July 29, 2021.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
July 23, 2021